SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  August 29, 2003

(Unaudited)

Interim Consolidated Financial Statements
At June 30, 2003

RoboGroup T.E.K. Limited

RoboGroup T.E.K. Limited

Directors’ Report
for the Six Months Period ended June 30, 2003

We are pleased to present our Directors’ Report on the financial condition of our company for the six-months period ended June 30, 2003.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited (“RoboGroup”) and its subsidiaries will be referred to in this Directors’ Report as the “Company.”

The Company operates through three business sectors. The first sector focuses on the traditional business activities of the Company — the education field. This sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products, as well as products manufactured by third parties and the e-learning products to the training and educational markets in Israel and worldwide.

The second sector includes our subsidiary, Yaskawa Eshed Technology Ltd. (“YET”), which is engaged in the development and manufacture of motion control products for the industrial market.

The third sector manages the activities of our subsidiaries MemCall LLC and MemCall Ltd. (together, “MemCall”).

The Educational Sector

In April 2003, RoboGroup’s board of directors decided to change the management of the educational sector. The new management team of Mr. Rafael Aravot, RoboGroup’s CEO, and Messrs. Haim Schleifer and Noam Kra-Oz, co-general managers of RoboGroup, will continue to perform their other duties as officers in the Company. The former co –manager Mr. Eldad Chereshnia will conclude his employment with the company in the next few weeks. Mr. Moshe Turner, former co-manager of the educational sector, will continue to serve as an officer of RoboGroup.

In the first six months of 2003 the educational sector did not meet its sales forecast or business objectives. Therefore, in the beginning of July 2003 the Company implemented additional cost- cutting measures, including personal cuts and the merger of various complementary activities of the sector.

In the second quarter of 2003 we completed the delivery of e-learning products for an over US $4 million project that we received a year and a half ago. The Company is actively promoting and marketing products for distance-learning, or combined-learning, including hardware products that are based on the development efforts for this project. During the second quarter of 2003 the Company received several small orders for the e-learning products in the US market.

RoboGroup T.E.K. Limited

On December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to its TrainNet activity, an interactive distance-learning product via satellite and wide-ribbon lines. Pursuant to the agreement, the Company acquired, among other things, proprietary rights to the software developed by TrainNet, the right to use the TrainNet name and production files and engineering documentation for the product. In the first half of 2003 the Company invested great efforts in the development and improvement of the TrainNet product, including its adjustment as an Internet product, and combined it with the Company’s e-learning products. The Company believes that the combination of the acquired TrainNet product and the products developed by the Company will provide its customers with unique solutions for distance learning. In the second quarter of 2003, the Company signed several contracts for the TrainNet product.

YET

During the second quarter of 2003 YET received approximately US $ 613,000 for development services and royalties from Yaskawa Electronic Corporation (“YEC”). During the second quarter YET sold approximately US $79,000 of its products.

According to the decisions of YET’s board of directors, YET continued in the first half of 2003 with the advanced stages of the development of the XtraDrive (Advanced Server Driver) and with its marketing and sales efforts in Israel and world-wide. In addition, YET continued its efforts to market YEC’s products in Israel.

In the first half of 2003 YET began to seek independent distributors to market its products in Europe. YET is currently negotiating with a European corporation established by YEC and a third party for the distribution of YET’s products in Europe.

In early 2003 it was made clear to YET that YEC would not distribute YET products in the US and that it would have to establish an independent marketing network in the US. Action on this matter has begun.

MemCall

The depressed condition of the global networking market has significantly reduced MemCall’s market potential. In addition, the condition of the capital markets is still depressed and MemCall’s management is therefore unable to estimate, when or under what conditions it will be able to raise capital for its operations.

RoboGroup T.E.K. Limited

RoboGroup’s investment in MemCall in the second quarter of 2003 amounted to approximately NIS 1.4 million (US$ 0.32 million). RoboGroup’s aggregate investment in MemCall, as of June 30, 2003, amounted to approximately US$ 4.07 million and is expected to total approximately US$ 4.25 million, of which US$ 2 million was invested in the form of share capital and the balance in the form of a US$ 2.25 million convertible loan. All of the investments in MemCall are recorded by the Company as current expenses in the quarter in which they are made (see Note 4 to the financial statements).

In the first quarter of 2003 MemCall sought and received approval from the Chief Scientist of the Israeli Ministry of Industry and Trade (the “Chief Scientist”) to extend the period of the approved budget until the end of March 2003. The total approved budget amounted to NIS 8 million, of which the lesser of NIS 4 million or 50% out of the budget was given as a grant by the Chief Scientist. To date, MemCall has received NIS 3.6 million from the Chief Scientist. In April 2003 MemCall applied for an additional grant and then withdrew the request. The Chief Scientist recommended that MemCall will wait until an agreement with a strategic partner is signed before requesting a new grant.

During the first half of 2003 and to date, MemCall has dedicated its efforts to search for potential strategic partners (manufacturers/marketers in the global silicon market). MemCall is conducting negotiations with several companies, which have not resulted in an agreement as of the date of this report. In the second quarter of 2003, MemCall's board of directors decided on some substantial cost-cutting measures in order to enable MemCall management to continue such negotiations. To date, MemCall has spent almost all of the funding that was approved by RoboGroup's Board of Directors. Nevertheless, RoboGroup's Board of Directors have authorized MemCall to continue its efforts to attract a strategic partner although this might result in Memcall exceeding its approved budget. All future financial expenditures will be subject to the review of RoboGroup's Board of Directors and up to a limit of US$ 250,000 above the approved budget.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company is leased to six outside tenants. During the second quarter of 2003, the Company recorded approximately US$ 394,000 in rental payments from these tenants.

In August 2003, a 780 square meter space in the building was vacated. The annual rent RoboGroup received from such space amounted to NIS 0.9 million. The Company is searching for a new tenant for the space, which efforts have been hindered by the prevailing high vacancy rates.

RoboGroup T.E.K. Limited

Exposure to and Management of Market Risks

a. Currency Risks

The majority of the Company’s products are exported, and as a result, the bulk of the Company’s income is received in foreign currency. As a result, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions measures in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as of factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of its investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks and the Company is exposed to exchange rate fluctuations between various foreign currencies and the Israeli shekel.

b. Interest and Index Risks

The Company does not enter into specific hedging contracts against its exposure to changes in interest and index rates.

c.     The Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the areas of interest and index and currency rates.

d. The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

e. Supervision and Application of Policy

The Company’s management and the finance committee of the Board of Directors constantly monitor the extent of the Company’s exposure to market risks, and determine if it is necessary to modify the Company’s risk management policy and, if necessary, adopt protective measures.

As of June 30, 2003 and December 31, 2002, the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in the first six months of 2003.

RoboGroup T.E.K. Limited

1. Linked Balances

	June 30, 2003					December 31, 2002
Consolidated	In foreign currency NIS (K)(1)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non-monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)(1)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non-monetary items NIS (K)	Total NIS (K)
Assets:
Cash and cash	14,673	-	1,412	1,852	17,937	21,415	-	1,874	1,386	24,675
equivalents
Short-term	-	-	52	-	52	-	75	421	-	496
investments
Trade receivables	7,941	-	3,660	3,890	15,491	11,131	-	2,723	6,055	19,909
Other receivables
and debit balances	55	-	3,110	308	3,473	146	-	2,136	265	2,547
Inventories	-	-	-	16,663	16,663	-	-	-	15, 798	15,798
Investments in
other companies	-	-	-	109	109	-	-	-	109	109
Fixed assets	-	-	-	36,991	39,991	-	-	-	40,629	40,629
Other assets	-	-	-	585	585	-	-	-	684	684
Deferred Taxes	-	-	-	770	770	-	-	-	770	770

	22,669	-	8,234	64,168	95,071	32,692	75	7,154	65,696	105,617

Liabilities:
Short-term bank	2,183	2,029	10,297	3,708	18,217	2,432	2,080	8,368	-	12,880
credits
Trade payables	1,036	-	4,119	1,846	7,001	1,122	-	5,479	2,097	8,692
Other payables and
credit balances	2,319	-	8,944	731	11,994	263	1,123	9,930	893	12,209
Long-term loans	11,456	6,737	-	-	18,193	13,787	7,373	-	-	21,160
Liability for termination
of employee/employer	-	465	-	-	465	-	1,001	-	-	1,001
relationship, net
	16,994	9,231	23,360	6,285	55,870	17,604	11,577	23,771	2,990	55,942

Excess of assets
(liabilities)	5,675	(9,231)	(15,126)	57,883	39,201	15,088	(11,502)	(16,617)	62,706	49,675

(1)     The foreign currency balances are mainly in US Dollars.

There were no material changes in the report by linkage basis as at December 31, 2002 and the report as at June 30, 2003.

RoboGroup T.E.K. Limited

Backlog of Orders

The Company’s backlog of orders as at June 30, 2003 was as follows:

  For the Company’s products and third-party produced products that are marketed by the Company: approximately NIS 11.5 million (approximately NIS 26.2 million at June 30, 2002).

2. The Financial Position of the Company

a.	As at June 30, 2003 the Company had assets of approximately NIS 95.1 million, compared to assets of approximately NIS 105.6 million at December 31, 2002. The principal reason for the decrease was a decline of approximately NIS 6.8 million in cash and cash equivalents, which was offset in great measure by an approximately NIS 4.4 million decrease in accounts receivables.

b.	The Company’s equity was approximately NIS 39.2 million as of June 30, 2003, compared to approximately NIS 49.7 million as of December 31, 2002. The decrease in equity is a result of a loss of approximately NIS 9.7 million in the period.

3. Operating Results

The Company’s revenues for the first six months of 2003 amounted to approximately NIS 27.3 million, as compared to approximately NIS 36.1 million in the corresponding period last year. The company’s revenues for the second quarter of 2003 amounted to approximately NIS 14.4 million, as compared to approximately NIS 21 million. The NIS 8.8 million decrease in income in the second six months of 2003, as compared to the corresponding period of 2002, was primarily attributable to reduced sales by the educational sector.

The Company’s cost of revenues for the first six months of 2003 was approximately 56% of revenues, compared to approximately 53% in the corresponding period last year.

The Company’s operating expenses during the first six months of 2003 were approximately NIS 20.9 million as compared to approximately NIS 19.5 million in the corresponding period last year.

Research and development expenditures, net, for the first six months of 2003 increased by approximately NIS 0.5 million as compared to the corresponding period last year.

Marketing and selling costs for the first six months of 2003 declined by approximately NIS 0.3 million, as compared with to the corresponding period in the previous year, due primarily to lower marketing expenses in the educational sector.

General and administrative expenses for the first six months of 2003 increased by approximately NIS 1.6 million as compared to the corresponding period last year, due primarily to higher general and administrative expenses in the educational sector.

RoboGroup T.E.K. Limited

The Company incurred an operating loss of approximately NIS 8.8 million for the six months ended June 30, 2003 compared to an operating loss of approximately NIS 2 million in the corresponding period in 2002.

The Company had net financial expenses of approximately NIS 2 million in the first six months of 2003 compared with financial income of approximately NIS 0.2 million in the corresponding period last year. The financial loss in the first six months of 2003 was derived mainly from the linkage of monetary accounts to interest, index and foreign currency rates.

The Company’s other income in the first six months of 2003 amounted to approximately NIS 1.2 million compared to other income of approximately NIS 1.1 million in the corresponding period last year.

The Company’s loss before taxes for the first six months of 2003 amounted to approximately NIS 9.7 million compared to a loss of approximately NIS 1.2 million in the corresponding period last year.

The Company’s loss before taxes for the first six months of 2003 excluding the approximately NIS 3.5 million investment in MemCall that was charged to expenses, amounted to approximately NIS 6.2 million.

The Company’s net loss for the first six months of 2003 amounted to approximately NIS 9.7 million compared to a net loss of approximately NIS 2.1 million in the corresponding period last year.

4. Liquidity

a.	The balance of cash, cash equivalents and marketable securities as at June 30, 2003 was approximately NIS 17.9 million compared to approximately NIS 24.7 million at December 31, 2002.

b.	Cash flows from current operations

In the first six months of 2003 the Company had negative cash flow from operations of approximately NIS 10.3 thousand compared to positive cash flow of approximately NIS 2.9 million in the corresponding period last year.

The negative cash flow for the first six months of 2003 was derived mainly from the loss in this period.

c.	Cash flows from investment operations

In the first six months of 2003 the Company had negative cash flow from investment operations of approximately NIS 135,000 as compared to negative cash flow of approximately NIS 0.6 million in the corresponding period last year.

d.	Cash flows from financing operations

In the first six months of 2003 the Company had a surplus in cash flow from financing operations of approximately NIS 3.9 million as compared to a surplus of approximately NIS 1.1 million in the corresponding period last year. The surplus was mainly due to the repayment of approximately NIS 5.6 million of long term loans, which was offset by an increase in net short term credit from banking institutions of approximately NIS 1.8 million.

5. Sources of Financing

a.	The Company had positive working capital at June 30, 2003. The current ratio as at June 30, 2003 was 1.41 compared with 1.88 as at December 31, 2002. The quick ratio as at June 30, 2003 was 1 compared with 1.41 as at December 31, 2002. The decrease in the current ratio is principally attributable to a decrease in accounts payables and a decrease in accounts receivables.

b.	The Company’s shareholders’ equity as at June 30, 2003 was approximately NIS 39.2 million, representing approximately 41% of its total balance sheet assets compared with NIS 49.7 million and 47% respectively as at December 31, 2002, and is used by the Company as its main source of financing.

c.	The average amount of credit granted to customers during the first six months of 2003 was approximately NIS 17.7 million and the average amount of credit received from suppliers and providers of services was approximately NIS 7.8 million compared with NIS 23.3 million and NIS 11.7 million respectively as at December 31, 2002.

d.	The average amount of short term credit from banking institutions during the first six months of 2003 was approximately NIS 15.5 million compared to approximately NIS 24.2 million in the corresponding period last year

e.	The average amount of long term credit from banking institutions during the first six months of 2003 was approximately NIS 19.7 million compared to approximately NIS 9.1 million in the corresponding period last year.

6. Option Plans for Employees, Directors and Interested Parties

6.1.	During the six months ended June 30, 2003, RoboGroup issued 9,200 ordinary shares, per value NIS 0.5 each, as a result of the exercise of 9,200 stock options. RoboGroup’s stock options were allotted on February 9, 1998 to a trustee on behalf of employees of the Company and were exercisable in consideration of a cash payment in NIS equal to US$ 0.50 per option.

As of the date of this report there are 53,000 outstanding stock options. At this time, options to purchase 42,600 shares have not been allotted

6.2.	On March 13, 2003, 1,080,000 options were allotted to a trustee in behalf of the employees of the Company and are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per share. This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options are exercisable for 10 years beginning January 1, 2003 and will be subject to the lock-up provisions of Section 102 of the Israeli Income Tax Ordinance.

RoboGroup T.E.K. Limited

6.3.	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors and are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per share (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and vesting of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of applicable laws.

7. Motion to Approve a Distribution

In November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The Company had sought approval to use up to NIS 2,140,000 (approximately US $450,000) in connection with a proposed buyback of its outstanding ordinary shares. On April 29, 2003, the Company received an approval from the district court of Tel-Aviv on its motion. Future purchases under this approval may be made from time to time based on the prevailing market prices. To date, the Company has not initiated any purchases pursuant to the Court approval.

8. External factors

The changes in the world economy and the terrorist attacks in the US on September 11, 2001 impacted and continue to impact the stock prices on stock exchanges throughout the world and in the US in particular and have also affected the stock prices of RoboGroup’s securities traded on the Tel Aviv Stock Exchange as well as on the Nasdaq Stock Market.

1.	The company’s business has been damaged from the affect of the SARS outbreak, which quickly spread in South East Asia. Projects in several countries were cancelled or postponed due to priority changes in governmental investments and our inability to visit customers and investors in the region.

2.	The continued slowdown of the world economy and the terrorist attacks in the U.S. on September 11, 2001, have affected the Company’s business in the following markets:

  A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC, which continues to be YET’s principal customer, suffered a significant drop in the sales of these product lines. This has also affected YET’s business.

RoboGroup T.E.K. Limited

  A substantial slowdown was observed in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall products and the significant decline in venture capital investments in new enterprises have had an adverse effect on MemCall.

  In the global education market, institutional investments in educational infrastructure declined as a result of the lack of economic resources for institutional entities in general and for educational institutions in particular, due to the slowdown in the world economy on the one hand and the increasing investments in security and safety markets on the other hand. The decrease in financial resources available for educational products has brought about a reduction of its potential sales.

  The security and economic situation in the State of Israel has had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad are hesitating to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

Rafael Aravot	Haim Schleifer
Chairman of the Board and CEO	Director and Joint General Manager

Date of approval of the financial statements: August 28, 2003

RoboGroup T.E.K. Limited

Balance Sheets

	June 30, 2003 US$ (K) * (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)
Current assets
Cash and cash equivalents	4,160	17,937	14,865	24,675
Short term investments	12	52	1,985	496
Trade receivables	3,593	15,491	25.873	19,909
Receivables and debit balances	805	3,473	6,227	2,547
Inventories	3,864	16,663	19,063	15,798

	12,434	53,616	68,013	63,425

Investments and long term balances
Investments in other companies	25	109	109	109
Fixed assets, net	9,274	39,991	39,241	40,629
Other Assents	136	585	384	684
Deferred Taxes	179	770	865	770

	22,048	95,071	108,612	105,617

Current liabilities
Credit from banks	4,225	18,217	12,574	12,880
Trade payables	1,624	7,001	13,186	8,692
Payables and credit balances	2,781	11,994	15,018	12,209

	8,630	37,212	40,778	33,781
Long term liabilities
Loans from banks	4,219	18,193	21,404	21,160
Liability for termination of	108	465	1,891	1,001
employee/employer relationship, net

	4,327	18,658	23,295	22,161
Shareholders' equity
Share capital	2,681	11,559	11,552	11,552
Capital funds and capital surplus	10,311	44,462	45,567	45,201
Accumulated deficit	(3,665)	(15,802)	(11,562)	(6,060)
Shares purchased at cost	(236)	(1,018)	(1,018)	(1,018)

	9,091	39,201	44,539	49,675

	22,048	95,071	108,612	105,617

*Convenience Translation into US Dollars

Rafael Aravot	Haim Schleifer	Hanan Eibushitz
Chairman of the Board and CEO	Director and Joint General Manager	Chief Financial Officer

Date of approval of financial statement: August 28, 2003

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Operations

(Adjusted NIS in thousands, except share data)

	Six months ended			Three month ended		Year ended
	June 30, 2003 US$ (K) * (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	Dec. 31, 2002 NIS (K) (Audited)
Revenues	6,338	27,328	36,110	14,420	20,987	87,369
Costs of revenues	3,545	15,283	18,958	7,417	9,917	41,994

Gross profit	2,793	12,045	17,152	7,003	11,070	45,375

Operating expenses
Research and	1,573	6,784	6,286	3,050	2,521	12,934
development expenses,
net
Marketing and selling	1,557	6,715	7,004	3,399	3,527	14,440
expenses
Administrative and	1,717	7,399	5,849	3,564	2,693	13,822
general expenses

	4,847	20,898	19,139	10,013	8,741	41,196

Operating income (loss)	(2,054)	(8,853)	(1,987)	(3,010)	2,329	4,179
Financial expense, net	(465)	(2,010)	(245)	(1,374)	(949)	(1,422)
Other income, net	269	1,158	1,053	436	608	1,663

Income (loss) before	(2,250)	(9,705)	(1,179)	(3,948)	1,988	4,420
taxes on income
Taxes on income	(9)	(37)	(967)	-	(783)	(1,064)

Net income (loss)	(2,259)	(9,742)	(2,146)	(3,948)	1,205	3,356

Income (loss) per share	(0.21)	(0.91)	(0.20)	(0.37)	0.11	0.31

Number of shares used
in the calculation of	10,744,031	10,744,031	10,729,831	10,744,031	10,729,831	10,730,831
income (loss) per share

*Convenience Translation into US Dollars.
**Restated

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity

(Adjusted NIS in thousands, June2003)

	Number of shares	Share capital NIS (K)	Capital surplus NIS (K)	Capital funds NIS (K)	Treasury shares NIS (K)	Accumulated deficit NIS (K)	Total NIS (K)
For six months period ended June 30, 2003 — unaudited
Balance at Jan. 1, 2003	10,730,831	11,552	42,789	2,412	(1,018)	(6,060)	49,675
Exercise of options	13,200	7	19	-	-	-	26
Adjustments on	-	-	-	(758)	-	-	(758)
translation of
financial statement
of an autonomous
consolidated company
Net loss	-	-	-	-	-	(9,742)	(9,742)

Balance at
June 30, 2003	10,744,031	11,559	42,808	1,654	(1,018)	(15,802)	39,201

For six months ended June 30, 2002 — unaudited
Balance at Jan. 1, 2002	10,727,831	11,551	42,785	2,294	(1,018)	(9,416)	46,196

Exercise of options	2,000	1	4	-	-	-	5
Adjustments on
translation of	-	-	-	484	-	-	484
financial statement
of an autonomous
consolidated company
Net loss	-	-	-	-	-	(2,146)	(2,146)

Balance at	10,729,831	11,552	42,789	2,778	(1,018)	(11,562)	44,539
June 30, 2002

For the three months period ended June 30, 2003 — unaudited
Balance at Jan. 1, 2003	10,734,831	11,554	42,789	2,181	(1,018)	(11,854)	43,652

Exercise of options	9,200	5	19	-	-	-	24
Adjustments on	-	-	-	(527)	-	-	(527)
translation of
financial statement
of an autonomous
consolidated company
Net loss	-	-	-	-	-	(3,948)	(3,948)

Balance at	10,744,031	11,559	42,808	1,654	(1,018)	(15,802)	39,201
June 30, 2003

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity (Cont.)
(Adjusted NIS in thousands, June2003)

For the three month ended June 30, 2002 — unaudited
Balance at Jan.1,2002	10,729,831	11,552	42,789	3,227	(1,018)	(12,767)	43,783
Adjustments on	-	-	-	(449)	-	-	(449)
translation of
financial statement
of an autonomous
consolidated company
Net income	-	-	-	-		1,205	1,205

Balance at	10,729,831	11,552	42,789	2,778	(1,018)	(11,562)	44,539
June 30, 2002

For year ended December 31, 2002 — audited
Balance at Jan. 1, 2002	10,727,831	11,551	42,785	2,294	(1,018)	(9,416)	46,196
Exercise of options	3,000	1	4	-	-	-	5
Adjustments on	-	-	-	118	-	-	118
translation of
financial statement
of an autonomous
consolidated company
Net income	-	-	-	-	-	3,356	3,356

Balance at Dec. 31,2002	10,730,831	11,552	42,789	2,412	(1,018)	(6,060)	49,675

** Restated

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows
(Adjusted NIS in thousands, June 2003)

	Six months ended			Three month ended		Year ended
	June 30, 2003 US$ (K) * (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)
Cash flows from current operating activities
Net income (loss)	(2,259)	(9,742)	(2,146)	(3,948)	1,205	3,356
Adjustments to reconcile cash	(139)	(600)	5,042	(6,374)	(4,717)	10,214
flows from operations (Appendix A):

Net cash derived from (applied to)	(2,398)	(10,342)	2,896	(10,322)	(3,512)	13,570
operating activities

Cash flows from investment operations
Acquisition of an operation (Appendix c)	-	-	-	-	-	(614)
Acquisition of fixed assets	(157)	(676)	(620)	(292)	(167)	(2,201)
Proceeds from sale of fixed assets	58	248	17	235	-	560
Sale of short-term investments	68	293	-	42	-	1,498

Net cash flow applied to investment	(31)	(135)	(603)	(15)	(167)	(757)
operations

Cash flows from financing activities
Increase (decrease) in short term	1,308	5,640	1,785	4,163	1,169	(347)
bank credits, net
Receipt (repayment) of long term loans	(420)	(1,809)	(672)	(881)	(323)	775
Exercise of options by employees	6	26	5	24	-	5

Net cash derived from financing activities	894	3,857	1,118	3,306	846	443
Adjustments on translation of financial	(27)	(118)	25	(93)	(27)	-
statement of an autonomous subsidiary

Increase (decrease) in cash and cash	(1,562)	(6,738)	3,436	(7,124)	(2,860)	13,246
equivalents
Cash and cash equivalents at the beginning	5,722	24,675	11,429	25,061	17,725	11,429
of the period

Cash and cash equivalents at the end of the	4,160	17,937	14,865	17,937	14,865	24,675
period

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows – (cont.)
(Adjusted NIS in thousands, June 2003)

Appendix A:

Adjustments to reconcile cash flows from operations.

	Six months ended			Three month ended		Year ended
	June 30, 2003 US$ (K) * (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	June 30, 2003 NIS (K) (Unaudited)	June 30, 2002 NIS (K) (Unaudited)	Dec 31, 2002 NIS (K) (Audited)
Income and expenses not involving cash flow
Depreciation and amortization	240	1,036	1,900	412	1,193	2,723
Increase (decrease) in liability	(124)	(536)	416	(259)	(54)	(474)
for termination of
employee/employer relationship,
net
Write up (down) of long term	(338)	(1,458)	(65)	(1,063)	198	683
loans
Increase in value of securities	35	150	173	30	75	168
Increase in deferred taxes	-	-	(137)	(7)	(72)	(18)
receivable
Other	(34)	(146)	65	47	65	92
Changes in assets and liabilities
Decrease (increase) in accounts	935	4,033	(649)	(1,980)	(5, 175)	5,288
receivable
Decrease (increase) in other	(260)	(1,121)	(1,965)	(27)	(3,215)	1,684
receivables and debit balances
Decrease (increase) in inventories	(413)	(1,781)	(1,317)	(340)	(428)	690
Decrease (increase) in trade	(393)	(1,695)	2,082	(3,379)	1,167	(2,423)
payables
Increase in other payables and	213	918	4,539	192	1,529	1,801
credit balances

	(139)	(600)	5,042	(6,374)	(4,717)	10,214

Appendix B: Non-monetary events
Conversion of loans from short-term to long-term	-	-	(13,212)	-	(13,212)	13,305

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows – (cont.)
(Adjusted NIS in thousands, June 2003)

Appendix C: Activities Acquisition

Consolidated for year ended December 31
2002 NIS (K)
Working capital net	(283)
Other assets	(331)

(614)

The accompanying notes form an integral part of the interim financial statements.

18

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements

Note 1: General

(a)	The accompanying financial statements were prepared as of June 30, 2003 and for the six-months and three month period then ended. These financial statements should be read in conjunction with the Company’s annual audited financial statements as of December 31, 2002 and for the year then ended, together with the notes thereto.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

Note 2: Principal Accounting Policies

(I)	The significant accounting policies have been applied on a consistent basis with the annual audited financial statements of the previous year (December 31, 2002).

(II)	The financial statements, including the comparison sums, have been prepared according to the historical cost convention, adjusted for changes in the purchasing power of the currency, on the basis of changes in the Consumer Price Index (“CPI”). In the six month period ended June 30, 2003, the CPI decreased by approximately 0.5%. In the year ended December 31, 2002, the CPI increased by 6.5%.

(III)	The adjusted financial statements at June 30, 2003 and for the six month period then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US dollar/New Israeli shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS 4.312.

(IV)	In November 2002 the American Emergency Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met.

1.	The delivered item(s) has value to the customer on a standalone basis.

2.	There is objective and reliable evidence of the fair value of the undelivered item(s).

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

It is the Company’s intent to apply the EITF 00-21 guidance as of the third period of the 2003 fiscal year. The company’s previous policy was to recognize revenue arrangements with multiple deliverables at the time of their completion (completion of installation).

In the Company’s estimation, the new accounting standard specified above does not have a material effect on its results of operations, financial condition and cash flows for the three and six months period ending on June 30 2003. At this stage, the company is unable to estimate the predicted effect of applying the EITF 00-21 guidance in the future (in regards to some activities, in particularly arrangements that includes installation services the affect can be material).

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 3: Financial Information in Regard to Business Segments

(a)	As of the first quarter of 2003, RoboGroup’s leasing activities are presented in Segment A. (The results of the RoboGroup’s leasing activities in the Company’s annual financial statements as of December 31, 2002 were presented in Segment D).

(b)	There was no material change in the assets of the Company’s business segments.

(c)	Details:

	Six months ended June 30, 2003
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to
external customers	24,410	2,918	-	-	27,328
Inter segment
revenues	4,192	93	-	(4,285)	-

	28,602	3,011	-	(4,285)	27,328

Segment loss	(4,796)	(1,708)	(3,238)	-	(9,742)

	Six months ended June 30, 2003
	U.S.$ (K)*
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to
external customers	5,661	677	-	-	6,338
Inter segment
revenues	972	22	-	(994)	-

	6,633	699	-	(994)	6,338

Segment loss	(1,112)	(396)	(751)	-	(2,259)

	Six months ended June 30, 2002
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to
external customers	34,076	3,012	-	(978)	36,110
Inter segment
revenues	1,842	87	-	(1,929)	-

	35,918	3,099	-	(2,907)	36,110

Segment (loss)
income	1,678	(395)	(3,429)	-	(2,146)

*Convenience Translation into US Dollars

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 3: Financial Information in Regard to Business Segments (Cont.)

	Three month ended June 30, 2003
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to
external customers	12,988	1,432	-	-	14,420
Inter segment
revenues	3,381	-	-	(3,381)	-

	16,369	1,432	-	(3,381)	14,420

Segment loss	(1,236)	(991)	(1,721)	-	(3,948)

	Three month ended June 30, 2002
	NIS (K)
	Segment A	Segment B	Segment C	Adjustments	Total
Revenues to
external customers	19,938	1,533	-	(484)	20,987
Inter segment
revenues	948	42	-	(990)	-

	20,886	1,575	-	(1,474)	20,987

Segment income
(loss)	2,806	(391)	(1,210)	-	1,205

Note 4: R & D Expenses

The following research and development expenses include investments in the development of MemCall’s new technology:

For the six month period ended June 30, 2003	-	Approximately NIS 3.1 million
For the six month period ended June 30, 2002	-	Approximately NIS 3.1 million
For the year ended December 31, 2002	-	Approximately NIS 7.7 million

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 5: Contingent Liabilities

1.	A claim was filed against the Company by a subcontractor of a former included company in the Labor Court for payment of approximately NIS 320 thousand for an alleged debt of the Company to the plaintiff. In this stage there is no estimate of the risks that involve this claim.

Note 6: Share capital

1.	Motion to Approve a Distribution

On November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The Company had sought approval to use up to NIS 2,140 thousands (approximately $450,000) in connection with a proposed buyback of its outstanding ordinary shares. On April 29, 2003, the Company received an approval from the district court of Tel-Aviv on its motion. Future purchases under this approval may be made from time to time based on the prevailing market prices.

2.	Option Plans for Employees, Directors and Interested Parties

(a).	On March 13, 2003, 773,500 options were allotted to the trustee for employees of the Company and its subsidiaries that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option. This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options are exercisable for 10 years, beginning January 1, 2003, and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance.

(b).	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and holding of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of applicable laws.

RoboGroup T.E.K. Limited

Notes to the Interim Financial Statements (Cont.)

Note 7: Proforma Information with Regard to the Effect of FAS-123:

Following is the proforma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Six months ended		Three month ended
	June 30, 2003		June 30, 2003
	US$ (K) *	NIS (K)	NIS (K)
Financial loss	2,259	9,742	3,948

Influence option cost	43	185	185

Proforma loss	2,302	9,927	4,133

Loss per share	0.21	0.93	0.38

*Convenience Translation into US Dollars

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:

1.     Expected life length of the options – 4 years.

2.     Expected dividend distribution rate – 0%.

3.     Expected standard deviation – 110%.

4.     No-risk interest rate – 2%.